Exhibit 99.2

China Online Education Group Announces Pricing of Follow-on Public Offering of
American Depositary Shares

BEIJING, China, June 4, 2020 /PRNewswire/ — China Online Education Group (“51Talk” or the “Company”) (NYSE: COE), a leading online education platform in China, with core expertise in English education, today announced the pricing of a registered follow-on public offering of 300,000 American depositary shares (“ADSs”), each representing fifteen (15) Class A ordinary shares of the Company, by the Company (the “Primary ADS Offering”) and of 700,000 ADSs by certain selling shareholders (the “Secondary ADS Offering” and, together with the Primary ADS Offering, the “ADS Offering”), at a price of US$19.00 per ADS. The underwriters in the ADS Offering will have a 30-day option to purchase up to 150,000 additional ADSs from the Company and certain selling shareholders solely for the purpose of covering overallotment.

Morgan Stanley & Co. LLC and Needham & Company, LLC are acting as the joint book-running managers for the ADS Offering. The Benchmark Company, LLC is acting as co-manager for the ADS Offering.

The ADSs are offered pursuant to the Company’s shelf registration statement on Form F-3 (the “Form F-3”), as amended, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 6, 2020 and became effective on May 8, 2020. The ADS Offering is being made only by means of a prospectus supplement and an accompanying prospectus included in the Form F-3. The Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from (1) Morgan Stanley & Co. LLC, Prospectus Department, 2nd Floor, 180 Varick Street, New York, NY, 10014, United States of America, or by calling 1-866-718-1649, or by email at prospectus@morganstanley.com; (2) Needham & Company, LLC, Attention: Syndicate Prospectus Department, 250 Park Avenue, 10th Floor, New York, New York 10177, or by calling 800-903-3268, or by email at prospectus@needhamco.com; or (3) The Benchmark Company, LLC, Attention: Prospectus Department, 150 E 58th Street, 17th floor, New York, NY 10155, or by calling 212-312-6700, or by email at prospectus@benchmarkcompany.com.

This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, any securities, nor shall there be any offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the ADSs, and there can be no assurance that the offering will be completed.

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business conditions in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 8342-6262

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 6508-0677

+1 (212) 481-2050

51talk@tpg-ir.com